[redacted]

Securities and Exchange Commission
RECEIVED

FEB 22 2010

Branch of Registrations
and Examinations

SE 10025894 MISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Soveriegn~~ SOVEREIGN - American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 Collier Center Way, Suite 100
(No. and Street)

Naples (City) Florida (State) 34110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Laken Mitchell 239/597-0128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Neal Ingram Ingram + Company, LLC
(Name – *if individual, state last, first, middle name*)

505 Energy Center Blvd, Ste 603, (Address) Northport (City) Al. (State) 35473 (Zip Code)

SEC Mail Processing
Section

FEB 22 2010

Washington, DC
110

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Laken Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sovereign-American Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Ruth A. O'Brien
Commission # DD948839
Expires: JAN. 12, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

Signature

President
Title

Ruth A. O'Brien
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOVEREIGN-AMERICAN SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2009

SOVEREIGN-AMERICAN SECURITIES, INC.

December 31, 2009

CONTENTS

INGRAM & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

JOHN NEAL INGRAM, C.P.A.
MELISSA S. INGRAM, C.P.A.

Members of:
ALABAMA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

January 29, 2010

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Sovereign-American Securities, Inc.

We have audited the accompanying balance sheets of **Sovereign-American Securities, Inc.**, as of December 31, 2009 and 2008, and the related statements of revenues and expenses, and the statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sovereign-American Securities, Inc.**, as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Ingram & Company, LLC
Tuscaloosa, Alabama

505 ENERGY CENTER BLVD • SUITE 603 • NORTHPORT, ALABAMA 35473 • PH (205) 752-6829 • FAX (205) 752-6949
266 GADSDEN HWY • SUITE 100 • BIRMINGHAM, ALABAMA 35235 • PH (205) 836-4821 • FAX (205) 836-4881
131 MEADLAND CIRCLE • HUEYTOWN, ALABAMA 35023 • PH (205) 744-6622 • FAX (205) 744-6650
54 HAZEL STREET • CENTREVILLE, ALABAMA 35042 • PH (205) 926-6196 • FAX (205) 926-6197

BALANCE SHEETS
December 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS:		
Cash in banks	$ 73,751	$ 101,551
Prepaid taxes	500	1,600
TOTAL CURRENT ASSETS	74,251	103,151
TOTAL ASSETS	$ 74,251	$ 103,151

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES:		
Current liabilities	$ 50	$ 50
TOTAL CURRENT LIABILITIES	50	50
STOCKHOLDERS' EQUITY:		
Common stock	20	20
Paid-in capital	53,950	53,950
Retained earnings	20,231	49,131
TOTAL STOCKHOLDERS' EQUITY	74,201	103,101
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 74,251	$ 103,151

See Independent Auditor's Report.
See Notes to Financial Statements.

STATEMENTS OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
INCOME:		
Interest income	$ 114	$ 1,620
TOTAL INCOME	114	1,620
OPERATING EXPENSES:		
Dues, subscriptions, and NASD filing fees	9,614	10,219
Shared overhead expenses	13,180	24,169
Licenses, other fees and expenses	462	340
Accounting	5,200	3,750
Insurance	0	832
Taxes	258	6,367
Bank fees	300	340
Penalties	0	704
TOTAL OPERATING EXPENSES	29,014	46,721
INCOME/LOSS FROM OPERATIONS	$(28,900)	$(45,101)

See Independent Auditor's Report.
See Notes to Financial Statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009

	Common Stock	Additional Contributed Capital	Retained Earnings (Deficit)	Total
Beginning Stockholders' Equity	$ 20	$ 53,950	$ 49,131	$ 103,101
Net Income/Loss for Year			(28,900)	(28,900)
Stockholder Contributions				0
Stockholder Distributions				0
Ending Stockholders' Equity	$ 20	$ 53,950	$ 20,231	$ 74,201

See Independent Auditor's Report.
See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009 and 2008

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(28,900)	$(45,101)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in prepaid taxes	1,100	(1,600)
NET CASH (USED IN) OPERATING ACTIVITIES	(27,800)	(46,701)
CASH FLOWS FROM INVESTING ACTIVITIES	0	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholders	0	(35,516)
NET CASH FLOWS (USED IN) FINANCING ACTIVITIES	0	(35,516)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,800)	(82,817)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	101,551	183,769
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 73,751	$ 101,551

See Independent Auditor's Report.
See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

1. ACCOUNTING POLICIES

A. ORGANIZATION AND PURPOSE

The Company was incorporated on January 4, 1988, under the laws of the State of Tennessee. The corporation was organized to engage generally in the business of acting as underwriting agent for certain privately placed exempt security offerings.

B. ACCOUNTING METHOD

The Company prepares its financial statements on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

C. INCOME TAXES

Income taxes are provided for based on the income reported in the income tax return. The entity is a corporation and has elected S-status, thereby any tax liability is passed to the stockholders. Any future deferred income taxes will result principally from temporary differences related to depreciation.

2. SECURITIES INVESTOR PROTECTION CORPORATION

The Company is a member of the Securities Investor Protection Corporation (SIPC) pursuant to all filings and registrations related to operating as a securities broker dealer.

3. CASH AND CASH EQUIVALENTS

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

4. RELATED PARTIES

The Company's primary stockholder is also a partner of CMG Surety, LLC, which the Company pays administrative overhead reimbursement. For the years ended December 31, 2009 and 2008, these reimbursements were $13,180 and $24,169, respectively.

SOVEREIGN-AMERICAN SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL
December 31, 2009

Total ownership equity from Statement of Financial Condition	$ 74,201
Deduct ownership equity not allowed for net capital	0
Total ownership equity qualified for net capital	74,201
Deductions and/or charges:	
Non-allowable assets – net receivable	0
Other additions and/or allowable credits	0
NET CAPITAL	$ 74,201

Reconciliation with company computation:

Net capital as reported in company's Part II (unaudited) Focus Report 12/31/09	$ 73,701
Not reflected on Focus Report – reclassification of prepaid taxes to current assets	500
NET CAPITAL	$ 74,201

SCHEDULE II – COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c.3-3

December 31, 2009

Sovereign-American Securities, Inc., will carry no margin accounts, maintain no securities on hand, promptly transmit all customer funds and will not otherwise hold funds or securities for, or owe money or securities to customers and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Sovereign-American Securities, Inc.", thereby meeting the conditions of Rule 15c3-3(k)(2)(A) exemption it from the requirements of customer protection Rule 15c3-.

SOVEREIGN-AMERICAN SECURITIES, INC.

SCHEDULE III – COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

December 31, 2009

Total Indebtedness	
Aggregated Indebtedness	$ 50

Ratio of aggregate indebtedness to net capital:

Aggregate indebtedness	$ 50	
Net capital	$ 74,201	= N/A

SOVEREIGN-AMERICAN SECURITIES, INC.

SCHEDULE IV – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
December 31, 2009

There were no liabilities subordinated to general creditors at December 31, 2009 or 2008. Therefore, there were no changes in liabilities subordinated to general creditors.

February 29, 2010

Sovereign-American Securities, Inc.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

We have examined the financial statements of Sovereign-American Securities, Inc., for the year ended December 31, 2009. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system and the practices and procedures followed by the client (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3.(a)11. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the time of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluations are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2009, which was made for the purposes set forth in the above paragraph, disclosed no weaknesses that we believe to be material.

Ingram & Company, LLC
Tuscaloosa, Alabama